Exhibit 99.3

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(unaudited in thousands of Canadian dollars)

	Notes	September 30, 2012	March 31, 2012
ASSETS
Non-current assets
Property, plant and equipment		$334,674	$291,061
Intangible assets		472,548	543,775
Contract initiation costs		53,817	44,225
Other non-current financial assets	6	9,189	15,315
Non-current receivables		8,310	6,475
Investments	5	8,918	-
Deferred tax asset		45,872	78,398
		933,328	979,249
Current assets
Inventory		8,686	9,988
Gas delivered in excess of consumption		74,698	12,844
Gas in storage		41,531	11,453
Current trade and other receivables		272,819	299,945
Accrued gas receivables		-	2,875
Unbilled revenues		115,842	130,796
Prepaid expenses and deposits		11,512	9,451
Other current assets	6	17,981	12,799
Corporate tax recoverable		8,752	8,225
Restricted cash		10,792	12,199
Cash and cash equivalents		40,565	53,220
		603,178	563,795
TOTAL ASSETS		$1,536,506	$1,543,044

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,388,919)	$(1,652,188)
Accumulated other comprehensive income	7	46,339	70,293
Shareholders’ capital	8	997,309	993,181
Equity component of convertible debentures		25,795	25,795
Contributed surplus		67,760	62,147
Shareholders’ deficit		(251,716)	(500,772)

Non-controlling interest		(1,481)	(637)
TOTAL DEFICIT		(253,197)	(501,409)

Non-current liabilities
Long-term debt	9	831,297	679,072
Provisions		3,068	3,068
Deferred lease inducements		1,738	1,778
Other non-current financial liabilities	6	164,870	309,617
Deferred tax liability		8,452	6,073
		1,009,425	999,608
Current liabilities
Bank indebtedness		3,838	1,060
Trade and other payables		266,176	287,145
Accrued gas payable		-	2,960
Deferred revenue		74,505	11,985
Income taxes payable		4,364	4,814
Current portion of long-term debt	9	101,386	97,611
Provisions		2,569	3,226
Other current financial liabilities	6	327,440	636,044
		780,278	1,044,845
TOTAL LIABILITIES		1,789,703	2,044,453
TOTAL DEFICIT AND LIABILITIES		$1,536,506	$1,543,044

Commitments (Note 15)
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Six months	Six months
			ended	ended	ended	ended
			September 30,	September 30,	September 30,	September 30,
	Notes		2012	2011	2012	2011
SALES	12		$703,690	$600,043	$1,349,764	$1,226,243
COST OF SALES	11	(b)	586,455	497,482	1,118,270	1,029,421
GROSS MARGIN			117,235	102,561	231,494	196,822
EXPENSES
Administrative expenses			35,266	28,774	71,370	57,058
Selling and marketing expenses			50,268	35,302	108,834	69,856
Other operating expenses	11	(a)	34,188	40,444	69,595	79,584
			119,722	104,520	249,799	206,498
Operating loss			(2,487)	(1,959)	(18,305)	(9,676)
Finance costs	9		(19,968)	(14,340)	(37,848)	(28,132)
Change in fair value of derivative instruments	6		52,462	24,896	446,353	104,593
Proportionate share of loss from joint venture	5		(2,701)	-	(3,860)	-
Other income			2,676	2,834	4,978	2,999
Income before income taxes			29,982	11,431	391,318	69,784
Provision for income taxes	10		6,895	14,925	39,592	22,146
PROFIT (LOSS) FOR THE PERIOD			$23,087	$(3,494)	$351,726	$47,638

Attributable to:
Shareholders of Just Energy			$23,596	$(3,494)	$352,068	$47,638
Non-controlling interest			(509)	-	(342)	-
PROFIT (LOSS) FOR THE PERIOD			$23,087	$(3,494)	$351,726	$47,638

See accompanying notes to the interim condensed consolidated financial statements

Earnings per share	13
Basic			$0.17	$(0.03)	$2.53	$0.35
Diluted			$0.16	$(0.03)	$2.15	$0.34

JUST ENERGY GROUP INC.
 INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2012	2011	2012	2011
Profit (loss) for the period		$23,087	$(3,494)	$351,726	$47,638

Other comprehensive income (loss)	7

Unrealized gain (loss) on translation of foreign operations		(10,562)	19,272	(7,485)	15,527

Amortization of deferred unrealized gain of discontinued
hedges net of income taxes of $1,573 (2011 - $861) and
$3,862 (2011 - $6,514) for the three and six months ended September 30, respectively		(7,177)	(16,747)	(16,469)	(29,764)

Other comprehensive income (loss) for the period, net of tax		(17,739)	2,525	(23,954)	(14,237)

Total comprehensive income (loss) for the period, net of tax		$5,348	$(969)	$327,772	$33,401

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$5,857	$(969)	$328,114	$33,401

Non-controlling interest		(509)	-	(342)	-

Total comprehensive income (loss) for the period, net of tax		$5,348	$(969)	$327,772	$33,401

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30
(unaudited in thousands of Canadian dollars)

	Notes	2012	2011
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated deficit
Accumulated deficit, beginning of period		$(442,812)	$(315,934)
Profit for the period, attributable to the shareholders		352,068	47,638
Accumulated deficit, end of period		(90,744)	(268,296)

DIVIDENDS
Dividends, beginning of period		(1,209,376)	(1,033,994)
Dividends	14	(88,799)	(87,296)
Dividends, end of period		(1,298,175)	(1,121,290)
DEFICIT		$(1,388,919)	$(1,389,586)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7
Accumulated other comprehensive income, beginning of period		$70,293	$123,919
Other comprehensive loss		(23,954)	(14,237)
Accumulated other comprehensive income, end of period		$46,339	$109,682

SHAREHOLDERS’ CAPITAL	8
Shareholders’ capital, beginning of period		$993,181	$963,982
Share-based compensation awards exercised		859	728
Dividend reinvestment plan		3,269	16,361
Shareholders’ capital, end of period		$997,309	$981,071

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$18,186
Allocations of new convertible debentures issued		-	10,188
Future tax impact on convertible debentures		-	(2,579)
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$62,147	$52,723
Add: Share-based compensation awards		6,388	4,606
Non-cash deferred share grant distributions		84	69
Less: Share-based awards exercised		(859)	(728)
Balance, end of period		$67,760	$56,670

NON-CONTROLLING INTEREST
Balance, beginning of period		$(637)	$-
Foreign exchange on non-controlling interest and adjustment to acquisition value		(502)	-
Profit attributable to non-controlling interest		(342)	-
Balance, end of period		$(1,481)	$-

TOTAL DEFICIT		$(253,197)	$(216,368)
See accompanying notes to the interim condensed consolidated financial statements

    JUST ENERGY GROUP INC.
           INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 (unaudited in thousands of Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
Net inflow (outflow) of cash related to the following activities	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
OPERATING
Income before income taxes	$29,982	$11,431	$391,318	$69,784
Items not affecting cash
Amortization of intangible assets
and related supply contracts	21,714	29,633	43,493	58,937
Amortization of contract initiation costs	3,007	3,627	6,345	7,498
Amortization of property, plant and equipment	1,604	1,435	3,360	2,776
Amortization included in cost of sales	3,559	3,034	6,701	5,937
Share-based compensation	3,156	2,925	6,388	4,606
Financing charges, non-cash portion	2,579	2,017	5,081	3,940
Other	(52)	(102)	(34)	(187)
Change in fair value of derivative instruments	(52,462)	(24,896)	(446,353)	(104,593)
	(16,895)	17,673	(375,019)	(21,086)
Adjustment required to reflect net cash receipts from gas sales	1,312	12,084	483	15,192
Changes in non-cash working capital	(35,791)	(5,246)	(13,461)	(9,295)
	(21,392)	35,942	3,321	54,595
Income tax paid	(214)	(2,262)	(1,818)	(5,221)
Cash inflow (outflow) from operating activities	(21,606)	33,680	1,503	49,374

INVESTING
Purchase of property, plant and equipment	(30,377)	(10,406)	(54,705)	(22,001)
Purchase of intangible assets	(1,008)	(1,897)	(2,550)	(3,494)
Release of holdback on acquisition	-	-	-	(2,223)
Advances of long-term receivables	(1,017)	(525)	(1,835)	(786)
Investments	(8,942)	-	(8,942)	-
Settlement of contingent consideration	(1,551)	-	(1,551)	-
Contract initiation costs	(7,654)	(7,045)	(15,818)	(13,907)
Cash outflow from investing activities	(50,549)	(19,873)	(85,401)	(42,411)

FINANCING
Dividends paid	(41,098)	(35,968)	(85,446)	(70,865)
Increase (decrease) in bank indebtedness	(2,125)	(2,272)	2,778	1,667
Issuance of long-term debt	215,073	179,118	280,305	248,059
Repayment of long-term debt	(117,209)	(65,722)	(125,893)	(119,428)
Restricted cash	1,251	(199)	1,251	(199)
Debt issuance costs	(953)	-	(953)	-
Cash inflow from financing activities	54,939	74,957	72,042	59,234
Effect of foreign currency translation on cash balances	(714)	(198)	(799)	144
Net cash inflow (outflow)	(17,930)	88,566	(12,655)	66,341
Cash and cash equivalents, beginning of period	58,495	75,408	53,220	97,633
Cash and cash equivalents, end of period	$40,565	$163,974	$40,565	$163,974

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.            ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”).

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on November 8, 2012.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the U.S. and commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). During the quarter, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes “smart” thermostats to residential and commercial customers throughout North America. Just Energy also operates a network marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries, also provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar.

3.	SIGNIFICANT ACCOUNTING POLICIES

           (a)         Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2012 and 2011.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2013 due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  For the 12 months ended September 30, 2012, the gas segment reported gross margin of $125,528 (2011- $187,539) and profit of $181,620 (2011 - $267,837). Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the 12 months ended September 30, 2012, the electricity segment reported gross margin of $355,662 (2011 - $268,708) and profit of $63,777 (2011 - $5,974).

(c)	Principles of consolidation

The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2012. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.                    ACQUISITIONS

Acquisition of Fulcrum Retail Holdings LLC

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011.  The acquisition was funded by an issuance of $100 million in convertible debentures (Note 9(f)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment, which is still subject to finalization.  Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out amount, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period.  The $11.0 million is being held in a restricted cash account until the amount is finalized. The fair value of the contingent consideration at acquisition was estimated to be $18,327.  Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income as a change in fair value of derivative instruments.  The contingent consideration was valued at $7,842 as at September 30, 2012, and is included in other current financial liabilities.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	1,082
140,665

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,703
Goodwill arising on acquisition	20,564
Total consideration	$99,267

Cash paid, net of estimated working capital
adjustment	$80,940
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$99,267

The transaction costs related to the acquisition of Fulcrum were expensed in fiscal 2012. There were no changes made to the purchase price allocation during the six months ended September 30, 2012, except an increase of $542 to the non-controlling interest and an offsetting decrease to goodwill. Goodwill of $20,564 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment.  The purchase price allocation is considered preliminary, and as a result, it may be adjusted during the 12-month period following the acquisition, in accordance with IFRS.

The fair value of the trade receivables amounted to $20,600 at the date of acquisition. The gross amount of trade receivables was $27,540.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The customer contracts and relationships and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years.  The brand value is considered to be indefinite and, therefore, is not subject to amortization. Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

If the combination had taken place at the beginning of the prior fiscal year, consolidated sales would have been $1,362,751, and the consolidated profit attributable to shareholders’ of Just Energy would have been $36,409 for the six months ended September 30, 2011.

5.	INVESTMENTS

(i)
Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors, and all advances are recorded as additional capital contributions.

2012
Share of the associate's revenue and loss:
Revenue eliminated on consolidation	$1,332
Loss	$3,860
Carrying amount of the investment	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”). The amount is determined based on the fair value of the previous month’s billed customers.  As at September 30, 2012, the Put was estimated to have a nominal value.

(ii)
On August 24, 2012, the Company advanced US$2,500 to their joint venture partner.  The promissory note receivable matures on August 24, 2037 and bears interest at the annual federal rate established by the Internal Revenue Service.

(iii)
On August 10, 2012, Just Energy through a subsidiary acquired a 15% interest in ecobee, a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460.  The Company intends to market these smart thermostats in all its core markets, linking them to commodity and home service sales. Just Energy has the option to increase its interest to 30% on a fully diluted basis.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of the supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark-to-market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market-traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of income. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark-to-market on these positions will increase the volatility in Just Energy’s earnings.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	Change in fair value of derivative instruments
	For the three	For the three	For the three	For the three
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2011
		(USD/GBP)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$(7,176)	n/a	$32,805	n/a
Renewable energy certificates (ii)	399	n/a	(9)	n/a
Verified emission-reduction credits (iii)	-	n/a	(10)	n/a
Options (iv)	1,483	n/a	(122)	n/a
Physical gas forward contracts (v)	46,501	n/a	31,991	n/a
Physical electricity forward contracts (v)	55	n/a	-
Transportation forward contracts (vi)	1,728	n/a	1,569	n/a
Fixed financial swaps (vii)	(15,334)	n/a	1,742	n/a
United States
Fixed-for-floating electricity swaps (viii)	62,158	62,483	488	498
Physical electricity forward contracts (ix)	(58,675)	(58,983)	(8,625)	(8,799)
Unforced capacity forward contracts (x)	(607)	(610)	(1,682)	(1,716)
Unforced capacity physical contracts (xi)	(1,250)	(1,257)	(4,301)	(4,388)
Renewable energy certificates (xii)	107	108	1,560	1,591
Verified emission-reduction credits (xiii)	(36)	(36)	(24)	(24)
Options (xiv)	(1,439)	(1,447)	431	439
Physical gas forward contracts (xv)	6,559	6,593	(1,053)	(1,075)
Transportation forward contracts (xvi)	455	408	417	425
Heat rate swaps (xvii)	(32,589)	(32,759)	3,624	-
Fixed financial swaps (xviii)	49,874	50,072	(10,063)	(10,266)
Weather derivative	(2,689)	(2,641)	-	-
United Kingdom
Physical electricity forward contracts (xx)	(57)	(36)	-	-
Foreign exchange forward contracts (xix)	820	n/a	(2,521)	-
Ethanol physical forward contracts	-	n/a	(40)	n/a
Share swap	(678)	n/a	n/a	n/a
Amortization of deferred unrealized gains on
discontinued hedges	8,750	n/a	15,886	n/a
Amortization of derivative financial instruments
related to acquisitions	(13,431)	n/a	(37,167)	n/a
Change in fair value of contingent consideration	7,534	7,655	n/a	n/a
Change in fair value of derivative
instruments	$52,462		$24,896

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Change in fair value of derivative instruments
	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2011
		(USD/GBP)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$37,900	n/a	$72,896	n/a
Renewable energy certificates (ii)	(284)	n/a	545	n/a
Verified emission-reduction credits (iii)	880	n/a	(29)	n/a
Options (iv)	3,432	n/a	4,201	n/a
Physical gas forward contracts (v)	106,267	n/a	60,467	n/a
Physical electricity forward contracts (v)	-	n/a	-	n/a
Transportation forward contracts (vi)	6,277	n/a	2,230	n/a
Fixed financial swaps (vii)	(11,893)	n/a	(430)	n/a
United States
Fixed-for-floating electricity swaps (viii)	101,754	101,684	15,993	16,521
Physical electricity forward contracts (ix)	101,808	99,816	(9,188)	(9,381)
Unforced capacity forward contracts (x)	(910)	(910)	(3,021)	(3,100)
Unforced capacity physical contracts (xi)	1,544	1,509	(4,197)	(4,280)
Renewable energy certificates (xii)	1,932	1,914	2,393	2,452
Verified emission-reduction credits (xiii)	455	450	(348)	(359)
Options (xiv)	(2,733)	(2,790)	1,100	1,131
Physical gas forward contracts (xv)	18,110	18,029	4,792	4,966
Transportation forward contracts (xvi)	899	897	667	683
Heat rate swaps (xvii)	(9,228)	(9,632)	2,569	2,607
Fixed financial swaps (xviii)	90,684	90,536	(4,870)	(4,900)
United Kingdom
Physical electricity forward contracts (xx)	(57)	(36)	-	-
Foreign exchange forward contracts (xix)	504	n/a	(3,069)	n/a
Ethanol physical forward contracts	-	n/a	(85)	n/a
Share swap	(7,694)	n/a	-	n/a
Amortization of deferred unrealized gains on
discontinued hedges	20,331	n/a	36,278	n/a
Amortization of derivative financial instruments
related to acquisitions	(26,937)	n/a	(74,301)	n/a
Change in fair value of contingent consideration	13,312	13,572	-	-
Change in fair value of derivative
instruments	$446,353		$104,593

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated financial statements as at September 30, 2012:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for-floating electricity swaps (i)	$-	$-	$77,164	$65,343
Renewable energy certificates (ii)	99	62	221	483
Verified emission-reduction credits (iii)	74	80	82	40
Options (iv)	1,863	197	-	-
Physical gas forward contracts (v)	-	-	95,340	47,688
Transportation forward contracts (vi)	550	298	2,309	435
Fixed financial swaps (vii)	302	283	19,581	15,248
United States
Fixed-for-floating electricity swaps (viii)	6	-	24,280	5,969
Physical electricity forward contracts (ix)	358	556	42,522	9,962
Unforced capacity forward contracts (x)	13	-	3,475	1,124
Unforced capacity physical contracts (xi)	362	-	3,168	780
Renewable energy certificates (xii)	750	1,015	557	378
Verified emission-reduction credits (xiii)	72	145	222	146
Options (xiv)	23	-	3,229	479
Physical gas forward contracts (xv)	17	-	16,562	2,318
Transportation forward contracts (xvi)	31	-	378	96
Heat rate swaps (xvii)	9,776	6,519	1,340	-
Fixed financial swaps (xviii)	3,000	34	21,416	14,381
United Kingdom
Physical power forward contracts (xx)	1	-	58	-
Foreign exchange forward contracts (xix)	684	-	-	-
Share swap	-	-	7,694	-
Contingent consideration	-	-	7,842	-
As at September 30, 2012	$17,981	$9,189	$327,440	$164,870

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated financial statements as at March 31, 2012:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for floating electricity swaps (i)	$-	$-	$105,794	$74,614
Renewable energy certificates (ii)	154	49	158	292
Verified emission-reduction credits (iii)	-	-	387	462
Options (iv)	975	359	1,644	656
Physical gas forward contracts (v)	-	-	159,742	89,576
Transportation forward contracts (vi)	-	-	5,396	2,776
Fixed financial swaps (vii)	-	-	8,192	14,159
United States
Fixed-for-floating electricity swaps (viii)	-	11	90,698	41,425
Physical electricity forward contracts (ix)	-	-	121,213	30,674
Unforced capacity forward contracts (x)	5	-	1,664	2,086
Unforced capacity physical contracts (xi)	724	-	4,642	1,225
Renewable energy certificates (xii)	266	305	750	889
Verified emission-reduction credits (xiii)	42	80	304	420
Options (xiv)	73	-	601	349
Physical gas forward contracts (xv)	40	-	29,442	7,720
Transportation forward contracts (xvi)	34	-	1,137	241
Heat rate swaps (xvii)	10,307	14,511	-	-
Fixed financial swaps (xviii)	-	-	81,497	42,053
Foreign exchange forward contracts (xix)	179	-	-	-
Contingent consideration	-	-	22,783	-
As at March 31, 2012	$12,799	$15,315	$636,044	$309,617

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as held-for-trading as at September 30, 2012, to which Just Energy has committed:

			Total				Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price		favourable/	Notional
			volume				(unfavourable)	value
	Canada
(i)	Fixed-for-floating	0.0001-28	15,152,715	October 01, 2012 -		$16.75-$128.13	$(142,507)	$744,461
	electricity swaps *	MWh	MWh	December 31, 2019
(ii)	Renewable energy	10-90,000	1,067,210	December 31, 2012 -		$3.00-$26.00	$(541)	$6,833
	certificates	MWh	MWh	December 31, 2017
(iii)	Verified emission-	6,000-50,000	599,000	December 31, 2012 -		$6.25-$11.50	$32	$5,307
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	196-26,500	1,453,788	October 31, 2012 -		$7.16-$12.39	$2,060	$3,027
		GJ/month	GJ	February 28, 2014
(v)	Physical gas forward	10-8,066	52,499,327	October 04, 2012 -		$2.29-$10.00	$(143,028)	$325,184
	contracts	GJ/day	GJ	June 30, 2017
(vi)	Transportation forward	50-15,000	25,456,980	October 01, 2012 -		$0.01-$1.5600	$(1,896)	$13,279
	contracts	GJ/day	GJ	August 31, 2015
(vii)	Fixed financial swaps	7,000-139,500	52,512,100	October 31, 2012 -		$2.34-$9.26	$(34,244)	$228,914
		GJ/month	GJ	December 31, 2017
	United States
(viii)	Fixed-for-floating	0.1-65	3,468,392	October 1, 2012 -		$23.44-$136.75	$(30,242)	$168,726
	electricity swaps *	MWh	MWh	March 31, 2017	$	(US23.84-$139.09)	(US($30,759))	(US$171,609)
(ix)	Physical electricity	0.93-82	13,222,724	October 1, 2012 -		$0.35-$110.25	$(51,570)	$578,259
	forwards	MWh	MWh	September 30, 2017	$	(US0.36-$112.13)	(US$52,452)	(US$588,140)
(x)	Unforced capacity	5-4,650	91,915	October 31, 2012 -		$60.57-$8,000	$(4,586)	$10,595
	forward contracts	MWCap	MWCap	May 31, 2014	$	(US61.60-$8,136.7)	(US($4,665))	(US$10,776)
(xi)	Unforced capacity	1-230	5,180	October 31, 2012 -		$1.25-$9,350	$(3,586)	$36,600
	physical contracts	MWCap	MWCap	May 31, 2016	$	(US1.27-$9509.76)	(US($3,647))	(US$37,226)
(xii)	Renewable energy	10-160,000	4,108,353	December 31, 2012 -		$0.3-$310	$830	$19,908
	certificates	MWh	MWh	December 31, 2017	$	(US0.31-$315.30)	(US$844)	(US$20,249)
(xiii)	Verified emission-	1-50,000	658,001	December 31, 2012 -		$3.5-$8.75	$(151)	$4,100
	reduction credits	tonnes	tonnes	December 31, 2016	$	(US3.56-$8.90)	(US($153))	(US$4,170)
(xiv)	Options	1,500-60,000	-175,000	October 31, 2012 -		$7.56-$13.8	$(3,685)	$(7,165)
		mmBTU/month	mmBTU	December 31, 2014	$	(US7.69-$14.04)	(US($3,748))	(US($7,287))
(xv)	Physical gas forward	10-7,500	4,446,797	October 1, 2012 -		$3.01-$11.88	$(18,863)	$35,890
	contracts	mmBTU/month	mmBTU	July 31, 2014	$	(US3.06-$12.08)	(US($19,186))	(US$36,504)
(xvi)	Transportation forward	21-9,000	7,038,919	October 1, 2012 -		$0.005-$0.6	$(443)	$23,396
	contracts	mmBTU/day	mmBTU	August 31, 2015	$	(US0.01-$0.61)	(US($450))	(US$23,795)
(xvii)	Heat rate swaps	1-20	2,484,821	October 1, 2012 -		$23.51-$93.48	$14,956	$89,280
		MWh	MWh	October 31, 2016	$	(US23.91-$95.08)	(US$15,211)	(US$90,806)
(xviii)	Fixed financial swaps	930-365,800	21,463,576	October 31, 2012 -		$2.53-$8.14	$(32,763)	$115,989
		mmBTU/month	mmBTU	May 31, 2017	$	(US2.57-$8.28)	(US($33,323))	(US$117,971)
(xix)	Foreign exchange	$(119-$4,916)	n/a	October 1, 2012 -		$0.969-$1.077	$682	$42,783
	forward contracts	$ (US121-$5,000)		July 2, 2013			(US$694)	(US$43,514)
	United Kingdom
(xx)	Physical electricity	1-2	78,784	October 31, 2012 -		$68.88-$94.43	$(57)	$6,382
	forwards	MWh	MWh	September 1, 2014	(GBP 43.40- GBP 59.50)		(GBP($36))	(GBP4,021)

* Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements.  There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of approximately $17,000.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share Swap

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value of the 2,500,000 shares under this share swap agreement is approximately $26,825.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the consolidated statements of income as a change in fair value of derivative instruments. The fair value of the equity swap as at September 30, 2012, was $7,694 (2011 - $NIL).

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, trade and other payables, and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at September 30, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$51,357	$-	$-	$51,357
Loans and receivables	396,971	-	-	396,971
Derivative financial assets	-	2,761	24,409	27,170
Financial liabilities
Derivative financial liabilities	-	(52,246)	(440,064)	(492,310)
Other financial liabilities	(1,202,697)	-	-	(1,202,697)
Total net derivative liabilities	$(754,369)	$(49,485)	$(415,655)	$(1,219,509)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$65,419	$-	$-	$65,419
Loans and receivables	437,216	-	-	437,216
Derivative financial assets	-	-	28,114	28,114
Financial liabilities
Derivative financial liabilities	-	(98,193)	(847,468)	(945,661)
Other financial liabilities	(1,064,888)	-	-	(1,064,888)
Total net derivative liabilities	$(562,253)	$(98,193)	$(819,354)	$(1,479,800)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the six months ended September 30, 2012 and year ended March 31, 2012:

	September 30, 2012	March 31, 2012
Balance, beginning of period	$(819,354)	$(743,488)
Total gain/(losses) - Profit for the period	84,966	(376,121)
Purchases	(1,601)	(201,235)
Sales	2,101	41,547
Settlements	318,233	459,943
Transfer out of Level 3	-	-
Balance, end of period	$(415,655)	$(819,354)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)  Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at September 30, 2012			Carrying amount	Fair value

Cash and cash equivalents			$40,565	$40,565
Restricted cash			$10,792	$10,792
Current trade and other receivables			$272,819	$272,819
Unbilled revenues			$115,842	$115,842
Non-current receivables			$8,310	$8,310
Other financial assets			$27,170	$27,170
Bank indebtedness, trade and other payables			$270,014	$270,014
Long-term debt			$932,683	$931,030
Other financial liabilities			$492,310	$492,310

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Interest expense on financial liabilities not held-for-trading	$19,968	$14,340	$37,848	$28,132

As at September 30, 2012, and March 31, 2012, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value.  As at March 31, 2012, the fair value of long-term debt was $826,991.

(c)  Management of risks arising from financial instruments

            The risks associated with Just Energy’s financial instruments are as follows:

                 (i)   Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2012, assuming that all the other variables had remained constant, profit for the period would have been $12,500 higher/lower and other comprehensive income would have been $7,800 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the period ended September 30, 2012, of approximately $949.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2012 would have increased (decreased) by $174,797 ($173,950) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2012 would have increased (decreased) by $161,243 ($160,447) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, Pennsylvania, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2012	March 31, 2012

Current	$78,516	$69,738
1 – 30 days	20,934	15,530
31 – 60 days	8,196	5,681
61 – 90 days	5,630	2,905
Over 91 days	28,811	19,947
	$142,087	$113,801

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2012	March 31, 2012

Balance, beginning of period	$34,926	$25,115
Allowance on acquired receivables	-	6,940
Provision for doubtful accounts	16,354	28,514
Bad debts written off	(12,264)	(29,215)
Other	(5,193)	3,572
Balance, end of period	$33,823	$34,926

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the remaining markets, the local distribution companies (“LDCs”) for a fee, provide collection services and assume the risk of any bad debts owing from Just Energy’s customers. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2012, the maximum counterparty credit risk exposure amounted to $169,257, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at September 30, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$266,176	$266,176	$266,176	$-	$-	$-
Bank indebtedness	3,838	3,838	3,838	-	-	-
Long-term debt*	932,683	985,964	101,386	381,076	364,695	138,807
Derivative instruments	492,310	2,386,077	1,172,293	1,029,193	180,414	4,177
	$1,695,007	$3,642,055	$1,543,693	$1,410,269	$545,109	$142,984

As at March 31, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$287,145	$287,145	$287,145	$-	$-	$-
Bank indebtedness	1,060	1,060	1,060	-	-	-
Long-term debt*	776,683	833,962	97,611	252,570	26,433	457,348
Derivative instruments	945,661	2,596,314	1,363,421	1,057,222	175,049	622
	$2,010,549	$3,718,481	$1,749,237	$1,309,792	$201,482	$457,970

* Included in long-term debt is $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, at September 30, 2012, the contractual net interest payments over the life of the long-term debt are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$49,856	$84,357	$69,480	$48,447

(iv)   Supplier risk
Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,774 to accommodate for its counterparties’ risk of default.

7.      ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$31,419	$38,874	$70,293
Unrealized foreign currency translation adjustment	(7,485)	-	(7,485)
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $3,862	-	(16,469)	(16,469)
Balance, end of period	$23,934	$22,405	$46,339

For the six months ended September 30, 2011

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	15,527	-	15,527
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $6,514	-	(29,764)	(29,764)
Balance, end of period	$44,560	$65,122	$109,682

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.	SHAREHOLDERS’ CAPITAL

Details of issued and outstanding shareholders’ capital are as follows for the six months ended September 30, 2012, with comparatives as at March 31, 2012:

Issued and outstanding	Six months ended September 30, 2012		As at March 31, 2012
	Shares	Amount	Shares	Amount

Balance, beginning of period	139,348,926	$993,181	136,963,726	$963,982
Share-based awards exercised	57,143	859	91,684	1,385
Dividend reinvestment plan (i)	314,947	3,269	2,377,616	28,413
Repurchase and cancellation of shares(ii)	-	-	(84,100)	(599)
Balance, end of period	139,721,016	$997,309	139,348,926	$993,181

(i)      Dividend reinvestment plan
Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for five trading days preceding the applicable dividend payment date, providing the common shares are issued from treasury and not purchased on the open market. The DRIP was suspended as of February 1, 2012, but re-instated as of the date of the dividend payable September 30, 2012.

(ii)     Repurchase and cancellation of shares
During the prior fiscal year, Just Energy obtained approval from its Board of Directors and the Toronto Stock Exchange to make a normal course issuer bid to purchase up to 13,200,917 common shares for the 12-month period commencing December 16, 2011, and ending December 15, 2012. A maximum of 82,430 common shares can be purchased during any trading day.

During the prior fiscal year, Just Energy purchased and cancelled 84,100 common shares for a cash consideration of $955.  The average book value of $599 was recorded as a reduction to share capital and the remaining loss of $356 was allocated to accumulated deficit. No additional shares have been purchased for cancellation during the current fiscal year.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	LONG-TERM DEBT AND FINANCING

	September 30, 2012	March 31, 2012
Credit facility (a)	$218,652	$98,455
Less: debt issue costs (a)	(811)	(1,196)
TGF credit facility (b)(i)	29,730	32,046
TGF debentures (b)(ii)	35,592	35,818
NHS financing (c)	177,675	147,220
$90 million convertible debentures (d)	86,841	86,101
$330 million convertible debentures (e)	294,876	291,937
$100 million convertible debentures (f)	86,711	85,879
HES financing (g)	3,638	-
Less: debt issue costs (g)	(898)	-
Capital leases (h)	677	423
	932,683	776,683
Less: current portion	(101,386)	(97,611)
	$831,297	$679,072

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$-	$218,652	$-	$-	$218,652
TGF credit facility (b)(i)	29,730	-	-	-	29,730
TGF debentures (b)(ii)	35,592	-	-	-	35,592
NHS financing (c)	35,661	68,512	34,695	38,807	177,675
$90 million convertible debentures (d)	-	90,000	-	-	90,000
$330 million convertible debentures (e)	-	-	330,000	-	330,000
$100 million convertible debentures (f)	-	-	-	100,000	100,000
HES financing (g)	-	3,638	-	-	3,638
Capital leases (h)	403	274	-	-	677
	$101,386	$381,076	$364,695	$138,807	$985,964

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three and six months ended September 30. Interest is expensed at the effective interest rate.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Credit facility (a)	$4,899	$2,117	$8,112	$4,063
TGF credit facility (b)(i)	455	528	923	1,065
TGF debentures (b)(ii)	1,056	1,079	2,139	2,209
NHS financing (c)	3,312	2,364	6,332	4,513
$90 million convertible debentures (d)	1,722	1,694	3,440	3,384
$330 million convertible debentures (e)	6,448	6,324	12,840	12,597
$100 million convertible debentures (f)	1,854	161	3,708	161
HES financing (g)	136	-	136	-
Capital lease interest (h)	23	-	72	-
Unwinding of discount on provisions	63	73	146	140
	$19,968	$14,340	$37,848	$28,132

(a)
As at September 30, 2012, Just Energy has a $370 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2012, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at September 30, 2012, Just Energy had drawn $218,652 (March 31, 2012 - $98,455) against the facility and total letters of credit outstanding amounted to $121,216 (March 31, 2012 - $121,054).  As at September 30, 2012, unamortized debt issue costs relating to the facility are $811 (March 31, 2012 - $1,196). As at September 30, 2012, Just Energy has $30,132 of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  The credit facility agreement was amended pursuant to which certain financial and other covenants were renegotiated to accommodate the growth of the business. As at September 30, 2012, all of these covenants had been met.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility
A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  The covenants were measured as at March 31, 2012 and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $80, representing 0.25% of the loan balance as at March 31, 2012. The covenants will be re-measured at March 31, 2013. As at September 30, 2012, the amount owing under this facility amounted to $29,730.  The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2013 year-end. The maturity date has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended principal and interest payments to $1,186 and to amend the financial covenants for fiscal 2013 to be more in line with the expected financial results of TGF for the year. TGF also agreed to make an additional debt repayment after March 31, 2013 if the cash-flow from operations exceeds $500 for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the Company under the TGF credit facility. The debenture holders have no recourse to the Company or any other Just Energy entity. As at September 30, 2012, the amount owing under this debenture agreement amounted to $35,592.

(iii)
TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the consolidated statements of financial position as bank indebtedness, TGF has total letters of credit issued of $250.

(c)
NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has provided security over the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default.  Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

NHS has $177,675 owing under this agreement, including $8,248 relating to the holdback provision, recorded in non-current receivables, as at September 30, 2012. NHS is required to meet a number of non-financial covenants under the agreement.  As at September 30, 2012, all of these covenants had been met.

(d)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 35.95 shares as at September 30, 2012, representing a conversion price of $27.82 per common share as at September 30, 2012. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the three months and six months ended September 30, 2012, interest expense amounted to $1,722 and $3,440.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures were redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $90 million convertible debentures.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)
In order to fund an acquisition on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share.  During the three and six months ended September 30, 2012, interest expense amounted to $6,448 and $12,840. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $330 million convertible debentures.

(f)
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”) which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.   After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.  During the three and six months ended September 30, 2012, interest expense amounted to $1,854 and $3,708.

(g)
Effective August 1, 2012, HES through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014 with no prepayment permitted, bearing interest, payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

As at September 30, 2012, HES had drawn $ 3,638 and had unamortized debt issue costs relating to the facility of $ 898.   HES is required to meet a number of financial and other covenants under this facility.  As at September 30, 2012, all of these covenants had been met.

(h)
The Company, through its subsidiaries, leases certain computer, office equipment and software.  These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and January 31, 2015.

10.	INCOME TAXES

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Current income tax expense (recovery)	$521	$(1,923)	$778	$(4,161)
Deferred tax expense	6,374	16,848	38,814	26,307
Provision for income taxes	$6,895	$14,925	$39,592	$22,146

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

11.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Amortization of gas contracts	$3,930	$6,790	$7,889	$13,530
Amortization of electricity contracts	9,360	16,267	18,831	32,433
Amortization of acquired water heaters and HVAC contracts	411	399	825	798
Amortization of other intangible assets	8,013	6,177	15,948	12,176
Amortization of property, plant and equipment	1,604	1,435	3,360	2,776
Bad debt expense	7,714	6,451	16,354	13,265
Share-based compensation	3,156	2,925	6,388	4,606
	$34,188	$40,444	$69,595	$79,584

(b)	Amortization and cost of inventories included in the consolidated statements of income

Included in cost of sales
	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Amortization	$3,559	$3,034	$6,701	$5,937
Direct energy costs and other	582,896	494,448	1,111,569	1,023,484
	$586,455	$497,482	$1,118,270	$1,029,421

(c)	Included in change in fair value of derivative instruments

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Amortization of gas contracts	$3,215	$12,876	$6,434	$25,642
Amortization of electricity contracts	10,216	24,291	20,503	48,659

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	Employee benefit expense

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Wages, salaries and commissions	$51,821	$39,620	$110,826	$77,823
Benefits	4,332	4,811	9,338	10,061
	$56,153	$44,431	$120,164	$87,884

12.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents HES and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables present Just Energy’s results by operating segments:

For the three months ended September 30, 2012

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$68,392	$588,438	$29,300	$11,996	$5,564	$703,690
Gross margin	5,401	94,993	2,949	9,236	4,656	117,235
Amortization of property, plant
and equipment	211	865	390	55	83	1,604
Amortization of intangible assets	5,490	15,781	28	411	4	21,714
Administrative expenses	6,548	20,246	1,876	4,231	2,365	35,266
Selling and marketing expenses	9,401	32,125	-	1,271	7,471	50,268
Other operating expenses	2,671	7,539	-	412	248	10,870
Operating profit (loss) for the
period	$(18,920)	$18,437	$655	$2,856	$(5,515)	$(2,487)
Finance costs	(3,490)	(11,496)	(1,532)	(3,314)	(136)	(19,968)
Change in fair value of derivative
instruments	138,180	(85,848)	-	130	-	52,462
Proportionate share of loss from joint venture	(663)	(2,038)	-	-	-	(2,701)
Other income (loss)	795	1,779	-	(2)	104	2,676
Provision for income taxes	1,383	4,681	-	769	62	6,895
Profit (loss) for the period	$114,519	$(83,847)	$(877)	$(1,099)	$(5,609)	$23,087
Capital expenditures	$57	$172	$220	$8,953	$20,975	$30,377

For the three months ended September 30, 2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$91,805	$461,634	$36,379	$8,372	$1,853	$600,043
Gross margin	9,561	78,492	6,212	6,545	1,751	102,561
Amortization of property, plant
and equipment	321	722	347	41	4	1,435
Amortization of intangible assets	12,019	17,213	2	399	-	29,633
Administrative expenses	8,650	13,082	2,150	3,574	1,318	28,774
Selling and marketing expenses	8,424	22,933	-	578	3,367	35,302
Other operating expenses	1,565	7,507	-	304	-	9,376
Operating profit (loss) for the
period	$(21,418)	$17,035	$3,713	$1,649	$(2,938)	$(1,959)
Finance costs	(3,391)	(6,977)	(1,606)	(2,366)	-	(14,340)
Change in fair value of derivative
instruments	27,541	(2,605)	(40)	-	-	24,896
Other income	924	1,831	-	-	79	2,834
Provision for (recovery of) income taxes	5,081	9,861	-	-	(17)	14,925
Profit (loss) for the period	$(1,425)	$(577)	$2,067	$(717)	$(2,842)	$(3,494)
Capital expenditures	$78	$153	$95	$9,025	$1,055	$10,406

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2012

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$188,488	$1,071,858	$52,837	$22,920	$13,661	$1,349,764
Gross margin	20,054	177,939	3,551	17,715	12,235	231,494
Amortization of property, plant
and equipment	452	1,642	1,055	112	99	3,360
Amortization of intangible assets	11,286	31,339	34	825	9	43,493
Administrative expenses	14,343	40,356	4,142	8,023	4,506	71,370
Selling and marketing expenses	20,105	62,896	-	2,352	23,481	108,834
Other operating expenses	1,845	19,456	-	912	529	22,742
Operating profit (loss) for the
period	$(27,977)	$22,250	$(1,680)	$5,491	$(16,389)	$(18,305)
Finance costs	(7,138)	(21,137)	(3,102)	(6,335)	(136)	(37,848)
Change in fair value of derivative
instruments	223,708	222,820	-	(175)	-	446,353
Proportionate share of loss from joint venture	(985)	(2,875)	-	-	-	(3,860)
Other income	1,304	1,681	-	-	1,993	4,978
Provision for income taxes	3,284	9,956	-	26,290	62	39,592
Profit (loss) for the period	$185,628	$212,783	$(4,782)	$(27,309)	$(14,594)	$351,726
Capital expenditures	$635	$1,458	$221	$18,104	$34,287	$54,705
Total goodwill	$126,856	$120,865	$-	$283	$-	$248,004
Total assets	$370,900	$776,446	$143,650	$169,739	$75,771	$1,536,506
Total liabilities	$579,057	$947,142	$75,636	$180,964	$6,904	$1,789,703

For the six months ended September 30, 2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$294,255	$846,981	$66,571	$16,178	$2,258	$1,226,243
Gross margin	34,666	138,509	8,757	12,777	2,113	196,822
Amortization of property, plant
and equipment	658	1,392	640	79	7	2,776
Amortization of intangible assets	20,897	37,235	7	798	-	58,937
Administrative expenses	17,479	25,897	4,823	6,337	2,522	57,058
Selling and marketing expenses	18,961	44,533	-	1,878	4,484	69,856
Other operating expenses	2,623	14,617	-	631	-	17,871
Operating profit (loss) for the
period	$(25,952)	$14,835	$3,287	$3,054	$(4,900)	$(9,676)
Finance costs	(6,903)	(13,414)	(3,293)	(4,517)	(5)	(28,132)
Change in fair value of derivative
instruments	79,123	25,555	(85)	-	-	104,593
Other income	964	1,890	-	-	145	2,999
Provision for (recovery of) income taxes	7,716	14,481	-	-	(51)	22,146
Profit (loss) for the period	$39,516	$14,385	$(91)	$(1,463)	$(4,709)	$47,638
Capital expenditures	$745	$1,447	$122	$18,551	$1,136	$22,001

As at March 31, 2012:
Total goodwill	$127,055	$121,827	$-	$283	$-	$249,165
Total assets	$350,915	$904,504	$123,604	$159,696	$4,325	$1,543,044
Total liabilities	$543,062	$1,250,564	$76,995	$168,715	$5,117	$2,044,453

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Revenues from external customers

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Canada	$189,416	$225,301	$390,985	$506,716
United States	514,042	374,742	958,547	719,527
United Kingdom	232	-	232	-
Total revenue per
consolidated interim statements of income	$703,690	$600,043	$1,349,764	$1,226,243

The revenue is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at September 30, 2012	As at March 31, 2012
Canada	$479,711	$480,452
United States	326,152	354,384
United Kingdom	1,359	-
Total	$807,222	$834,836

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.           EARNINGS PER SHARE

	For the three		For the three		For the six	For the six
	months ended		months ended		months ended	months ended
	September 30,		September 30,		September 30,	September 30,
	2012		2011		2012	2011
Basic earnings per share
Profit (loss) available to shareholders	$23,596		$(3,494)		$352,068	$47,638
Basic shares outstanding	139,383,216		137,827,503		139,367,769	137,505,550
Basic earnings (loss) per share	$0.17		$(0.03)		$2.53	$0.35

Diluted earnings (loss) per share
Profit (loss) available to shareholders	$23,596		$(3,494)		$352,068	$47,638
Adjustment for dilutive impact of convertible debentures	7,302	1	5,825	1	14,552	11,489	1
Adjusted earnings	$30,898		$2,331		$366,620	$59,127
Basic shares outstanding	139,383,216		137,827,503		139,367,769	137,505,550
Dilutive effect of:
Restricted share grants	3,732,826		2,987,469	1	3,722,903	3,031,557
Deferred share grants	146,452		114,454	1	146,161	111,411
Convertible debentures	27,170,657	1	21,787,417	1	27,170,657	21,514,891	1
Shares outstanding on a diluted basis	170,433,151		162,716,843		170,407,490	162,163,409
Diluted earnings (loss) per share	$0.16		$(0.03)		$2.15	$0.34
1 The assumed conversion into shares results in an anti-dilutive position; therefore, this has not been included in computation of diluted earnings per share

14.	DIVIDENDS PAID AND PROPOSED

For the three months ended September 30, 2012, dividends of $0.31 (2011 - $0.31) per share were declared by Just Energy. This amounted to $44,409 (2011 - $43,691), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the six months ended September 30, 2012, dividends of $0.62 (2011 - $0.62) per share were declared and paid by Just Energy. This amounted to $88,799 (2011 - $87,296), which was approved throughout the period by the Board of Directors and was paid out during the period.

    Declared dividends subsequent to quarter-end
On October 2, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend was paid on October 31, 2012, to shareholders of record at the close of business on October 15, 2012.

On November 2, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend will be paid on November 30, 2012, to shareholders of record at the close of business on November 15, 2012.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2012

	Less than 1 year	1 to 3 years	4 to 5 years	Exceeding 5 years	Total
Premises and equipment leasing	8,581	12,188	8,205	10,247	39,221
Grain production contracts	6,077	-	-	-	6,077
Long-term gas and electricity contracts	1,172,293	1,029,193	180,414	4,177	2,386,077
	$1,186,951	$1,041,381	$188,619	$14,424	$2,431,375

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

16.	COMPARATIVE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.